Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated November 15, 2013

Invesco PowerShares

powerSHARES
Xchange Traded Notes

DAG	PowerShares DB **Agriculture Double Long** ETN
AGF	PowerShares DB **Agriculture Long** ETN
ADZ	PowerShares DB **Agriculture Short** ETN
AGA	PowerShares DB **Agriculture Double Short** ETN

ETN & index data as of Sept. 30, 2013

Description

The PowerShares DB Agriculture Double Long Exchange Traded Note (Symbol: DAG), PowerShares DB Agriculture Long Exchange Traded Note (Symbol: AGF), PowerShares DB Agriculture Short Exchange Traded Note (Symbol: ADZ) and PowerShares DB Agriculture Double Short Exchange Traded Note (Symbol: AGA) (collectively, the "PowerShares DB Agriculture ETNs") provide investors a way to take a short or leveraged view on the performance of the agriculture sector.

All of the PowerShares DB Agriculture ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™, which is intended to track the long or short performance of the underlying futures contracts relating to corn, wheat, soybeans and sugar.

PowerShares DB Agriculture ETN & Index Data

Ticker symbols	
Agriculture Double Long	DAG
Agriculture Long	AGF
Agriculture Short	ADZ
Agriculture Double Short	AGA
Intraday indicative value symbols	
Agriculture Double Long	DAGIV
Agriculture Long	AGFIV
Agriculture Short	ADZIV
Agriculture Double Short	AGAIV
CUSIP symbols	
Agriculture Double Long	25154H558
Agriculture Long	25154H533
Agriculture Short	25154H541
Agriculture Double Short	25154H566
Details	
ETN price at initial listing	$25.00
Inception date	4/14/08
Maturity date	4/1/38
Yearly investor fee	0.75%
Leveraged reset frequency	Monthly
Listing exchange	NYSE Arca
Index symbol	DBLCYEAG
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations	

Deutsche Bank announced on February 9, 2012 the suspension of any further issuance of the PowerShares DB Agriculture Double Short Exchange Traded Note, PowerShares DB Agriculture Short Exchange Traded Note and PowerShares DB Agriculture Long Exchange Traded Note. Further issuance of PowerShares DB Agriculture Double Long Exchange Traded Note was suspended on February 14, 2011. The DB PowerShares Agriculture ETNs will continue to be listed and traded on NYSE Arca. Separately, Deutsche Bank announced that, effective after the close of trading on February 16, 2012, there would be a change in the underlying index to the PowerShares DB Agriculture ETNs. Please see the press release filed by Deutsche Bank with the SEC on February 9, 2012 for additional information.

ETN Repurchase Value History[1] (Growth of $10,000 since April 14, 2008)
DAG (Double Long) AGF (Long) ADZ (Short) AGA (Double Short)


$30k
$20k
$10k
$0
'08
'09
'10
'11
'12
'13
$10,008
$7,243
$6,743
$3,278

ETN & Index History (%)	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Agriculture Double Long	-32.34	-5.39	-9.59	–	-18.48
Agriculture Long	-17.73	-0.41	-2.43	–	-6.96
Agriculture Short	19.05	−6.10	-4.30	–	0.01
Agriculture Double Short	41.72	-16.29	-13.12	–	-5.74
ETN Market Price[2]					
Agriculture Double Long	-36.42	-5.66	-9.60	–	-18.62
Agriculture Long	-31.61	-5.34	-5.26	–	-9.67
Agriculture Short	12.09	-8.23	-5.24	–	-1.22
Agriculture Double Short	-1.17	-21.75	-16.47	–	-9.14
Index History					
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture	-19.54	0.28	-1.81	–	-6.49
Comparative Indexes					
S&P 500	19.34	16.27	10.02	–	6.67
Barclays U.S. Aggregate	-1.68	2.86	5.41	–	4.69

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Agriculture ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™ is July 12, 2006. ETN repurchase value is based on a combination of the monthly returns or inverse monthly returns for the Agriculture Long ETNs and Agriculture Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Agriculture Double Long ETNs and Agriculture Double Short ETNs, respectively, from the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture Excess Return™ (the "Agriculture Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Agriculture ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

[2] ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617 powersharesetns.com | www.dbxus.com twitter: @PowerShares

DAG	PowerShares DB **Agriculture Double Long** ETN
AGF	PowerShares DB **Agriculture Long** ETN
ADZ	PowerShares DB **Agriculture Short** ETN
AGA	PowerShares DB **Agriculture Double Short** ETN

ETN Repurchase Value data as of Sept. 30, 2013

Volatility (%)[1,3]	Double Long	Long	Short	Double Short
3 Year	47.72	23.83	23.85	47.67

3-Year Historical Correlation[1,3]	Double Long	Long	Short	Double Short
S&P 500	0.50	0.50	-0.50	-0.50
Barclays U.S. Aggregate	0.24	0.24	-0.24	-0.24

What are the PowerShares DB Agriculture ETNs?

The PowerShares DB Agriculture ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™. The index is designed to reflect the performance of certain agriculture futures contracts on corn, wheat, soybeans and sugar.

Investors can buy and sell the PowerShares DB Agriculture ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Agriculture ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Agriculture ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Potential lack of liquidity

[3] Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of the ETN repurchase values.

The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Agriculture ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Agriculture ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Agriculture ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Agriculture ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Agriculture ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Agriculture ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Agriculture ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Agriculture ETNs is zero, your investment will expire worthless.

The PowerShares DB Agriculture ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Agriculture ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Agriculture ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Agriculture ETNs provide concentrated exposure to notional positions in agriculture commodity futures contracts. The market value of the PowerShares DB Agriculture ETNs may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Agriculture Double Long ETN and PowerShares DB Agriculture Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Agriculture ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Agriculture ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares

© 2013 Invesco PowerShares Capital Management LLC

P-DBAG-ETN-PC-1-E 10/13